AMENDMENT
                                TO THE BY-LAWS OF
                            PILGRIM PRIME RATE TRUST


     On August 2, 1999, the Board of Trustees adopted the following amendment to the By-laws of Pilgrim Prime Rate Trust. The amendment increases the length of time permitted between the record date and the shareholder meeting date from 60 to 90 days. Accordingly, the By-laws of Pilgrim Prime Rate Trust are hereby amended to revise Section 11.5 of ARTICLE 11, to read as follows:

     11.5 RECORD DATES. For the purpose of determining the Shareholders who are entitled to vote or act at any meeting or any adjournment thereof, or who are entitled to receive payment of any dividend or of any other distribution, the Trustees may from time to time fix a time, which shall be not more than 90 days before the date of any meeting of Shareholder or the date for the payment of any dividend or of any other distribution, as the record date for determining the Shareholders having the right to notice of and to vote at such meeting and any adjournment thereof or the right to receive such dividend or distribution, and in such case only Shareholders of record on such record date shall have such right notwithstanding any transfer of shares on the books of the Trust after the record date; or without fixing such record date the Trustees may for any of such purposes close the register or transfer books for all or any part of such period.